ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated March 25, 2024

Buffered Performance Leveraged Upside SecuritiesSM with Downside Leverage (Buffered PLUSSM)
Based on the Performance of the Shares of the Invesco S&P 500® Equal Weight ETF due on or about April 1, 2027

This document provides a summary of the terms of the Buffered Performance Leveraged Upside SecuritiesSM with Downside Leverage (the “Buffered PLUS”). Investors should carefully review the accompanying preliminary pricing supplement for the Buffered PLUS, the accompanying product supplement, and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Buffered PLUS do not guarantee any return of principal at maturity and you could lose your entire investment. The Buffered PLUS are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Buffered PLUS are subject to the credit risk of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Buffered PLUS and you could lose some or all of your initial investment. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch (“UBS”)
Underlying fund:	Shares of the Invesco S&P 500® Equal Weight ETF (Bloomberg Ticker: “RSP”)
Stated principal amount:	$1,000.00 per Buffered PLUS
Issue price:	$1,000.00 per Buffered PLUS
Denominations:	$1,000.00 per Buffered PLUS and integral multiples thereof
Interest:	None
Pricing date:

Expected to be March 28, 2024, subject to postponement in the event of a market disruption event as described in the accompanying product supplement. In the event that we make any change to the expected pricing date and original issue date, the calculation agent may adjust the valuation date and the maturity date to ensure that the stated term of the Buffered PLUS remains the same.

Original issue date:

Expected to be April 3, 2024 (3 DTC settlement days after the pricing date; see preliminary pricing supplement), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Valuation date:

Expected to be March 29, 2027 (to be determined on the pricing date and expected to be approximately 15 months after the pricing date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement

Maturity date:

Expected to be April 1, 2027 (to be determined on the pricing date and expected to be 3 business days after the valuation date), subject to postponement in the event of a market disruption event as described in the accompanying product supplement.

Payment at maturity:

￭ If the underlying return is positive:

The lesser of (a) $1,000 + Leveraged Upside Payment and (b) Maximum Payment at Maturity.

In no event will the payment at maturity exceed the maximum payment at maturity.

￭ If the underlying return is zero or negative and the percentage decline from the initial price to the final price is equal to or less than the buffer amount:

The Stated Principal Amount of $1,000

￭ If the underlying return is negative and the percentage decline from the initial price to the final price is greater than the buffer amount:

$1,000 + [$1,000 × (Underlying Return+ Buffer Amount) x Downside Leverage Factor]

Accordingly, if the underlying return is negative and the percentage decline from the initial price to the final price is greater than the buffer amount, you will lose approximately 1.1111% of your stated principal amount for each 1% that the final price is less than the initial price in excess of the buffer amount and, in extreme situations, you could lose some or all of your initial investment.

Underlying return:	The quotient, expressed as a percentage, of (i) the final price minus the initial price, divided by (ii) the initial price. Expressed as a formula: (Final Price - Initial Price) / Initial Price
Leveraged upside payment:	$1,000.00 x Leverage Factor × Underlying Return
Maximum gain:	39.60%
Initial price:	The closing price of the underlying fund on the pricing date, as determined by the calculation agent.
Final price:	The closing price of the underlying fund on the valuation date, as determined by the calculation agent.
Leverage factor:	1.2
Maximum payment at maturity:	$1,396.00 per Buffered PLUS, which is equal to $1,000.00 + ($1,000.00 × Maximum Gain)
CUSIP/ISIN:	902674Z78 / US902674Z781
Listing:	The Buffered PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	3.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $934.90 and $964.90 per Buffered PLUS. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988224008404/ubs_424b2-05112.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical leverage factor of 1.2 and hypothetical maximum gain of 39.60% and are purely hypothetical (the actual terms of your Buffered PLUS will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity

Change in Underlying Fund	Payment at Maturity
+50.00%	$1,600.00
+40.00%	$1,480.00
+33.00%	$1,396.00
+30.00%	$1,360.00
+20.00%	$1,240.00
+10.00%	$1,120.00
+5.00%	$1,060.00
0.00%	$1,000.00
-5.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$888.89
-30.00%	$777.78
-40.00%	$666.67
-50.00%	$555.56
-60.00%	$444.44
-70.00%	$333.33
-80.00%	$222.22
-90.00%	$111.11
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the Buffered PLUS above and links to the accompanying product supplement, and accompanying prospectus for the Buffered PLUS under “Additional Information about UBS and the Buffered PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Buffered PLUS.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement for various securities we may offer, including the Buffered PLUS, and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■The Buffered PLUS do not pay interest or guarantee return of any of the stated principal amount and your investment in the Buffered PLUS may result in a loss.

■Your potential return on the Buffered PLUS is limited to the maximum gain.

■The leverage factor applies only if you hold the Buffered PLUS to maturity.

■The contingent repayment of principal at maturity applies only at maturity.

■Owning the Buffered PLUS is not the same as owning the underlying fund.

Risks Relating to Characteristics of the Underlying Fund

■Market risk.

■The price of the underlying fund may not completely track the price of the underlying constituents.

■Fluctuation of NAV.

■The value of the underlying fund may not completely track the value of its underlying constituents.

■There can be no assurance that the investment view implicit in the Buffered PLUS will be successful.

■There is no affiliation between the sponsor, index sponsor or any underlying constituent issuer and UBS, and UBS is not responsible for any disclosure by any such entity.

Estimated Value Considerations

■The issue price you pay for the Buffered PLUS will exceed their estimated initial value.

■The estimated initial value is a theoretical price and the actual price that you may be able to sell your Buffered PLUS in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

■Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Buffered PLUS as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■There may be little or no secondary market for the Buffered PLUS.

■The price at which UBS Securities LLC and its affiliates may offer to buy the Buffered PLUS in the secondary market (if any) may be greater than UBS’ valuation of the Buffered PLUS at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

■Price of the Buffered PLUS prior to maturity.

■Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■Potential conflict of interest.

■Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of, and any amounts payable on, the Buffered PLUS.

■Potentially inconsistent research, opinions or recommendations by UBS.

■Potential UBS impact on price.

■Following certain events, the calculation agent can make adjustments to the underlying fund and terms of the Buffered PLUS that may adversely affect the market value of, and return on, the Buffered PLUS.

Risks Relating to General Credit Characteristics

■Credit risk of UBS.

■The Buffered PLUS are not bank deposits.

■If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Buffered PLUS and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■Uncertain tax treatment. Significant aspects of the tax treatment of the Buffered PLUS are uncertain. You should read carefully the section entitled “Tax Considerations” in the preliminary pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards”, in the accompanying product supplement and consult your tax advisor about your tax situation.

Underlying Fund

For information about the underlying fund, including historical performance information, see “Information About the Underlying Fund” in the preliminary pricing supplement.

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